Lavoro Limited Announces Statutory Majority Support for Out-of-Court Restructuring Plan

Lavoro Limited’s subsidiary, Lavoro Agro Holding S.A. (“Lavoro Brazil”) has obtained the statutory majority support of supplier creditors, reaching the creditor approval threshold required under Brazilian law to approve its out-of-court restructuring agreement (“EJ Plan”).

On June 18, 2025, Lavoro Brazil announced agreements with principal suppliers and the filing of its EJ Plan with the São Paulo reorganization court. Additional suppliers have since formally adhered to the EJ Plan, with the list of supporting suppliers now including Adama Brasil, UPL Brasil, FMC Agrícola, BASF, Ourofino, EuroChem, and others. As a result, Lavoro Brazil has now obtained statutory majority support, meaning support from creditors representing more than 50% in value of eligible supplier claims, a prerequisite for court approval.

The terms and structure of the EJ Plan remain unchanged from the announcement of June 18, 2025. The EJ Plan applies exclusively to Lavoro Brazil and its agricultural input suppliers. It does not affect the Company’s financial lenders, employees, contractors, or other third parties. Furthermore, it is limited to Lavoro Brazil, which comprises the Brazil Ag Retail segment and includes Perterra1, a subsidiary consolidated under Crop Care.

The plan covers approximately R$2.5 billion of trade payables to suppliers and, upon court approval, will reschedule these obligations over a two- to five-year period. In addition, the plan establishes a standardized multi-year supply and financing framework designed to support product availability, enhance financial flexibility, and mitigate the risk of future supply chain disruptions.

The full EJ Plan is available on Lavoro’s Investor Relations website.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “guidance,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

1 Perterra Trading S.A. and Perterra Distribuidora de Insumos S.A., collectively referred to as “Perterra”.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.